SGOCO TECHNOLOGY LIMITED
Guanke (Fujian) Electron Technological Industry Co., LTD
Xiaban Industrial Estate, Meiling, Jinjiang
Fujian, China 362200
Phone: 86-595-82005598

April 2, 2010

Dear Robert Lu:

JOB OFFER

This is an amended and restated offer, effective as of April 1, 2010. SGOCO Technology Limited (the “Company” or “SGOCO”) is pleased to offer you a job as a Chief Executive Officer of Guanke (Fujian) Electron Technological Industry Co., LTD, a subsidiary of SGOCO Technology Limited. We trust that your knowledge, skills and experience will be among our most valuable assets. This Agreement supersedes all prior written agreements between you and the Company.

Should you accept this job offer, per company policy you'll be eligible to receive the following beginning on your hire date.

•	Salary: Annual gross starting salary of USD $100,000, paid in monthly installments, paid by the Chinese Operating Company and the Hong Kong Company.
•	Performance Bonuses: Up to 10 percent of your annual gross salary, paid annually, subject to meeting the following criteria:
1.	The Company meets its annual projected earnings, and
2.	The Company fulfills all of its required reporting and control requirements as defined by the SEC and SGOCO Audit Committee satisfactory and within the annual projected budget.
•	Stock Options:
•	To be determined after a stock option plan is put into place.
•	Benefits:
▪	Optional Monthly Housing Allowance.
▪	Vacation, sick day and personal days. (3 weeks annually)
•
Reimbursement of Business Expenses: You shall be reimbursed for all reasonable and necessary expenses paid or incurred by you in the performance of your duties. You shall provide Company with original receipts for such expenses.

•
At-Will Employment: Either party may terminate this Agreement by written notice at any time for any reason or for no reason. This Agreement is intended to be and shall be deemed to be an at-will employment Agreement and does not constitute a guarantee of continuing employment for any term.

•
Nondisclosure Agreement: You agree to sign Company’s standard Employee Nondisclosure Agreement and Proprietary Rights Assignment as a condition of your employment. We wish to impress upon you that we do not wish you to bring with you any confidential or proprietary material of any former employer or to violate any other obligation to your former employers.

•
Entire Agreement: This Agreement sets forth the entire Agreement between the parties pertaining to the subject matter hereof and supersedes all prior written agreements and all prior or contemporaneous oral Agreements and understandings, expressed or implied.

To accept this job offer:

1.	Sign and date this job offer letter where indicated below.
2.	Return all pages of the signed and dated documents.
3.	Attend new-hire orientation.

If you accept this job offer, your hire date will be on the day that you attend new-hire orientation.

We at SGOCO hope that you'll accept this job offer and look forward to welcoming you aboard.  Your immediate supervisor will be Burnette Or, President, CEO, and Chairman of SGOCO. Feel free to call me if you have questions or concerns.

Sincerely,

/s/ Burnette Or

Burnette Or

President, CEO, and Chairman of the board
SGOCO Technology Limited

Accept Job Offer
By signing and dating this letter below, I accept the job offer of Chief Executive Officer of Guanke (Fujian) Electron Technological Industry Co., LTD by SGOCO Technology Limited.

Signature:	/s/ Robert Lu	Date:	04/21/2010